P.E. 2/11/02

02014585

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of February, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____________

Brussels, February 13 2002

Press release

The Société Générale de Belgique (SUEZ) holds 100% of Tractebel's capital.

The public squeeze out launched by Société Générale de Belgique January 30 2002, for the 1,079,903 shares (i.e. 1.18% of the capital) of Tractebel that it did not already hold, closed yesterday at 4 p.m.

Société Générale de Belgique will publish in the following days the squeeze out results.

Société Générale de Belgique is, from today, legally holding 100% of Tractebel.

Pour tous renseignements : Guy Dellicour : 0032 2/507 02 77

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : February 13, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.